UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549
                          FORM 10-SB12G/A

               GENERAL FORM FOR REGISTRATION OF
               SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities and Exchange Act of 1934

                   GREEN DOLPHIN SYSTEMS CORPORATION
                (Name of Small Business in its charter)

DELAWARE                                                      88-0432539
(State or other jurisdiction of                             (IRS Employer
incorporation or organization)                           Identification No.)


2338 W Beaver Creek Rd.,  Powell, TN                                  37849
(Address of principal executive offices)                           (Zip Code)

Issuer's Telephone number: ( 888 ) 379-8693

Securities to be registered Under Section 12(b) of the Act:

Title of each Class                                         Name of each
to be so registered                                         exchange on which
                                                            be registered

None

Securities to be registered under Section 12(g) of the Act:
Common                         OTC

         INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I

Item 1. Description of Business.

The Company
Green Dolphin Systems, Corp. ("Company") was organized as a Delaware corporation on August 24, 1995. Its offices are located at 2338 W Beaver Creek Rd., Powell, TN 37849. The Company changed its name from Traveler's Infocenter, Inc. to Green Dolphin Systems Corporation on February 16, 2000.

The Company was incorporated under the laws of the State of Delaware to engage in the manufacturing and distributing a broad range of specialty chemicals throughout the World.

In a Plan and Agreement of Reorganization entered into on the 14th day of February, 2000 by and between the Company and Green Dolphin Systems Corporation, a Nevada corporation, the Company exchanged all of its right and interest to one hundred percent of the then issued and outstanding 5,130,660 shares of Green Dolphin (Nevada) in exchange for 11,000,000 shares of post split shares. The Company performed a 1 share for 10 share reverse on the 5,130,660 shares leaving a total outstanding of 11,513,060.

The Company has been developing, manufacturing and distributing a broad range of specialty chemicals throughout Canada since 1986.

Green Dolphin is engaged in the continued growth , market research, product and service development and manufacturing of applied environmental solutions.

The Company's proven line of products and services combine high performance and cost effectiveness with a commitment to environmental responsibility. We intend to become a leader in the blossoming service of the "Do-it-yourself" market sectors by providing a diversity of specialized products, services and training programs.

The North American market for ceiling and wall cleaning, fabric protection, fire retardation application, waterproofing, graffiti removal smoke and odor elimination and non-slip represents over $10 billion niche market. We intend to integrate these specialized services and approach the market with a forged structure to secure a larger market share of the industry.
The Company's service experience includes large institutional clients where optimal environments are imperative such as hospitals and hotels, as well as high volume human traffic areas such are transit systems and retail establishments. We have grouped these integrated services into a working model providing a range of specialized environmental restoration products and services targeted at six key markets: Residential, Commercial, Institutional, hospitality, industrial and government.

An integrated approach means that the Company will offer a one-stop solution for these key markets. Four channels of distribution include:

1. Distributor: Target entrepreneurs seeking to invest in a highly profitable business opportunity with a large marketable growth.
2. Industrial/Commercial: Commercial distribution of products that are specific to industrial/commercial specifications. Method of marketing and sales coverage will be through a network of Manufacturer Representatives.
3. Retail: Vertically market six retail products to the hardware, lumber, department and the do-it-yourself retail center.
4. International: Currently the Company is in negotiations with four countries for Exclusive Agency distribution and License of Technology. The Initial focus will be to concentrate on select countries and regions that may generate near-term immediate sales.

As a supplier of products and services, our corporate policy is to be concerned and sensitive of the effect that the products will have on the environment and people. Our business is to be an innovator, to develop and market products, services and systems that provide superior value and guaranteed performance in meeting customer's needs. The goals are to preserve the quality of the environment, provide growth opportunities for GDSC employees and produce an above average profit.

The Company has been implemented with the Corporation mission to sell and market a network of Green Dolphin Dealers through North America.
Each Green Dolphin Business Opportunity will be presented and sold as a Business Opportunity to sell and apply our products.

Registration Statement: The company has elected to file this Form 10-SB Registration Statement on a voluntary basis in order to become subject to the reporting requirements of Section 13 of the Securities and Exchange Act of 1934 as amended. The companies primary purpose for filing this Registration Statement is to apply for listing on the National Association of Securities Dealers over-the-counter Bulletin Board. Current National Association of Securities Dealers rules provide, "An issuer cannot maintain a listing unless it is current in it reporting obligations under Section 13 or 15(d) of the 1934 Act.

Principal Products or Services:

The Company's products represent a portfolio of 15 products that have proven market acceptance, high performance, keystone margins and are environmentally friendly. Our product line offers unprecedented opportunity for the entrepreneurial business person. The Company's solutions are reliable, environmentally friendly and cost effective in virtually all applications and market segments.

The Products of Green Dolphin consist of a Fire Retardant Treatment, Sanitization/Odor Elimination, Degreasing Cleaning, Ceiling tile and Wall Cleaner, Upholstery Cleaner, Non-slip Treatment, Stain and Water Repellent, Waterproofing and a graffiti Removal product.

Distribution Methods of the Products:

The overall marketing tactics follows two proven strategies. One direction is through market segmentation. This is a process of dissecting a total market area into smaller compartments that share similar product needs based on the Corporation's products, services, approvals, human resources and abilities to effectively deliver those products and services.

The second marketing channel has been described as "centrally programmed networks pre-engineered to achieve operating economics and maximize impact". This system offers economies of scale through their size and elimination of duplicated services.

Status of any Publicly Announced product or services:

Non-personal sales presentations are usually directed via trade publication, brochures and catalogues to specification writers, purchasing agents, fire inspectors, and building inspectors. Promotions for the retail trade is conducted as part of the product launch with nominal co-op advertising program. Green Dolphin does have a website on the Internet, for education and information.

Competition

Green Dolphin is not directly in competition with any known company as our products are very specialized. There are companies in the industry that have similar products, but are not providing a one stop center for products and services.

Sources and availability of raw materials and the name of principal suppliers:

The Company will rely on a variety of manufacturers for production of its
products.   There are numerous manufacturers in the United States and in
Canada with the capability to manufacture our  products.

Patents, Trademarks, licenses, franchises, concessions, royalty agreements or labor contracts:

Green Dolphin  was issued the following United States Patents:
Permanent elimination of Nuclear Waste, Unites Stated patent No. 4,721,596 issued January 26, 1988 fireproofing of Plastic Pipes and Plastic Conduits. Flammadur E424 and Flammadur A77, United States Patent No. 4,721,256 issued January 2000.

The Company has the following Trademarks:

Green Dolphin
Fire Safe 108 Wood
Fire Poly NP-30 Paint
Fire Poly F/R Coating
Safe-n-Dry
Rain Guard
Shield Kote
Secure-Step
Protection Plus 2000
Renew 4000

The name Green Dolphin has also been copyrighted.

Need for Governmental approval of Principal Products:
The Company will not be required to receive governmental approval on their products.

Effect of Existing or Probable Governmental regulations on the Business:
The Company believes that its product/methodology complies with existing regulations.

The Company presently has 6 full time employees in Canada and 11 full time employees in Tennessee.

Green Dolphin Systems Corporation has spent since January 1999 approximately $55,000 in Research and Development for its products and services.

Y2K Compliance: The company does not anticipate any problems with Y2K compliance in the development of its products and distribution of the same.

ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Green Dolphin Systems Corporation has sustained operating losses since inception. The operating loss from inception on January 12, 1999 through December 31, 1999 was $56,540. During the first six months of 2000, operations produced, for the first time, an operating profit of $5453. This adjustment is attributable to the fact that total revenues from sales for fiscal 1999 were $471,539 while sales revenues were $255,262 during the first six months of the current year. On February 28, 2000 Green Dolphin entered into a plan and agreement of reorganization with Traveler's Infocenter, Inc. which changed its name to Green Dolphin Systems Corporation. As of December 31, 2000, on a consolidated pro forma basis, the issuer carries an accumulated deficit of $1,329,740, $1,273,100 of which is attributable to Traveler's Infocenter, Inc. Since December 31, 1999 the Company has effected certain efficiencies, including reducing the number of employees to eliminate marginal producers. At the present time, operating revenues are sufficient to discharge current expenses and management believes, based on operations during the first six months of 2000, that the Company will be slightly profitable during fiscal 2000.

As indicated above, Green Dolphin is in the business of distributing water based, environmental and user friendly products in three primary areas: (1) products for the cleaning and remediation of ceiling and wall tiles, (2) fire retardants suitable for use on fabrics, wood and other building materials, and
(3) non-slip products suitable for use on tile, concrete, linoleum, and most other flooring surfaces. The Company also distributes a line of water based clear and tinted wood stain products. Green Dolphin believes there are significant market trends which are contributing to its increased sales.

The first is market recognition that the ceiling tile remediation products distributed by Green Dolphin can restore the appearance of these products and extend their presentable and useful life for up to seven years, forstalling the expenditure of millions of dollars for replacement. The second is the increase in fire codes which are increasingly requiring wood, fabric and other constructions and decorating materials to be fire-retardant treated and increasing pressure from insurance companies and health agencies to take measures to prevent loss of property and lives from fire. Green Dolphin fire-retardant products have been tested by Underwriter's Laboratory, and bear
the UL seal of approval as fire-retardant products.   The third factor which
is having a very substantial effect on Green Dolphin's sales is the enactment of amendments to the American with Disabilities Act to require non-slip treatment of floors in all public buildings. The non-slip products distributed by Green Dolphin are sprayed onto floors and worked into them by use of rotary buffers. After a few minutes, treated floors show significant resistance to slipping. Finally, wide acceptance of water-based, environmentally neutral and user friendly wood stain products in lieu of the solvent based products previously preferred by contractors and painters is widening the market for Green Dolphin's array of clear and tinted stain products.

Green Dolphin is aggressively working to increase its markets by use of two primary devices. First, it is increasing the size of its market for ceiling and wall cleaners, fire retardants and non-slip floor treatment products by agressively working to increase the number of product distributors from the present level of twenty-five to thirty distributors, to between seventy-five and one hundred by the end of the year. Second, the Company is working to set up businesses and indivuals in numerous market areas who will be in the business of applying Green Dolphin cleaning, fire-retardant and non-slip products directly on the job. At the present time the Company's program of selectively advertising these business opportunities in trade journals and making presentations of Green Dolphin products at trade shows throughout the U.S. and Canada is beginning to show success. The Company has initiated a program of referring customers who have expressed an interest in Green Dolphin products to local "applicators," a procedure which serves the interests of Green Dolphin by increasing sales, and serving the interest of its authorized applicators by referring solid business to them.

At the present time Green Dolphin does not have any substantial commitments for capital expentitures. It intends to operate on its current business plan, without substantial change or expenditures, for the foreseeable future. There is no known fact which would suggest that revenues will decrease or that costs and expenses will increase in any manner inconsistent with the growth the Company expects to sustain. Though the volume of sales fluctuates somewhat from quarter to quarter, those fluctuations are not attributable in any significant degree to seasonal factors. They result from natural variations in selling success which are typical of companies involved in product distribution.

Green Dolphin Systems Corp. is in the business of providing a broad range of specialty chemicals throughout North America. At the present time primary emphasis is being devoted to increasing the market

ITEM 3.   DESCRIPTION OF PROPERTY.

The Company currently is doing business operations from two offices. The Company is leasing its principal office located in Tennessee and is approximately 6,400 sq. ft. The second office is also being leased which in located at 26 Voyager Court, South, Etobicoke, Ontario, Canada with an approximate square footage of 4,000 sq. ft.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.
The following table sets forth the amount and nature of beneficial ownership of each of the executive officers and directors of the Company and each person known to be a beneficial owner of more than three percent of the issued and outstanding shares of the Company as of March 27, 2000. The table sets forth the information based on 11,513,060 common shares issued and outstanding as of March 27, 2000.

Title               Name and Address      Amount and Nature    Percent of
of class          of Beneficial Owner      of Beneficial         Class


Common            Nicholas Plessas        6,685,000 shares        58.06%
                  126 John St.
                  Toronto, Ontario
                  M9N 1J8

Common            Thomas J. Rowen       1,000,000 shares          8.69%
                  39 Redmond Drive
                  Ajax, Ontario
                  L1S 5R8

Common            Maxwell J. LaBrooy     300,000 shares          2.61%
                  3717 Stonegate Lane
                  Powell, TN  37849

Common            Adolf R. Hochstim      100,000 shares          .87%
                  5455 Sylmer Avenue, #2505
                  Sherman Oaks, CA

Common            William P. Kefalas     150,000 shares          1.30%
                  55 Stevenson Street, N
                  Guelph, Ontario

Common            Robert J. McDonald     150,000 shares          1.30%
                  4 Lakewood Drive
                  Waverly, Nova Scotia
                  BON 250

Common   Officers and Directors           8,385,000          72.83%
                as a Group

Common     862036 Ontario Ltd.          1,000,000          8.69%
           35 San Remo Rd.
           Woodbridge Ontario
           L4H 1K5

Common     978905 Ontario Ltd.          1,000,000          8.69%
           8185 Yonge St
           Suite 200
           Thornhill, Ontario

None of the foregoing have any right to acquire other or additional shares of the Company. There is no existing arrangement which may result in a change in control of the Company. However, if an active business is found with which to enter into some form of corporate reorganization, a change in control of the Company will be contemplated as part of such reorganization.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The names, addresses, ages and respective positions of the current directors and officers of the Company are as follows:

Name                           Age      Position             Date Held

Nicholas Plessas               46       President/CEO       January 1999
126 John St.                            director
Toronto, Ontario
M9N 1J8

Thomas J. Rowen                43       Vice President      January 1999
39 Redmond Drive                        Secretary
Ajax, Ontario                           Director
L1S 5R8
Maxwell J. LaBrooy             49       Vice President      January 1999
3717 Stonegate Lane
Powell, TN  37849

Adolf R. Hochstim              72       Director            January 1999
5455 Sylmer Avenue, #2505
Sherman Oaks, CA

William P. Kefalas             59       Director            January 1999
55 Stevenson Street, N
Guelph, Ontario

Robert J. McDonald             72       Director            January 1999
4 Lakewood Drive
Waverly, Nova Scotia
BON 250


NICHOLAS PLESSAS has completed a Masters in Environmental Science in 1980 and has been engaged in developing and producing applied environmental solutions since 1983. Mr. Plessas served as President of Penta Deltex Ltd. Between 1983 to 1998 and his primary function was Director of operations. Mr. Plessas spearheaded Corporate growth and development of over 65 specialty chemical and consumer products.

THOMAS J. ROWEN received a Masters in Business Administration in 1986. Mr. Rowen founded ESN packaging Services, in 1996 and the focus of the Company was to develop, package and introduce new consumer products to the retail market. From 1990 to 1995 he served as Vice President of TML Industries Limited as Director of Marketing. The primary function at TML was to oversee the day-to-day operations of the Company including the administration, sales, manufacturing and distribution divisions.

MAXWELL J. LABROOY from 1985 was President of Interior Environmental Systems, Inc. wherein he maintained and increasing sales domestically and internationally. He has setup manufacturing plants in Japan, South Korea, Canada and Mexico.

DR. ADOLF R. HOCHSTIM has over the past year served as Technical Advisor for Research and Development and most recently became a Director of Green Dolphin Systems. Dr. Hochstim will assume the position of Vice President of Research and Development to oversee the technical aspects of the business. Dr. Hochstim received his Doctrine in Physics from the University of Florida in 1960. Over the years he has published 18 books and articles and is a member of 9 Science Associations including being a consultant for NASA.

WILLIAM P. KEFALAS has recently joined Green Dolphin as a Director and in the capacity of Business Strategist for Mergers and Acquisitions. Mr. Kefalas graduated with a Master of International Business in 1972 from the University of Chicago and since that time has experience with International business development in various countries. From 1982 to 1999 Mr. Kefalas was President and CEO of Commerciantes Financiers Corp, an International consulting and financial corporation representing business and development firms worldwide for resort and hotel developments.

ROBERT J. MCDONALD has owned and operated many successful businesses over the
past 40 years.   Mr. McDonald owned and operated one of the largest Chevrolet
Dealerships with revenues of over $100 million in sales. He has been honored with Time Magazine as an Entrepreneur of the Year for managing the most profitable and effective organizations.

           None of the officers or directors of the Company are officers, directors or affiliates of any reporting companies.

               To the knowledge of the Company, no present or former director, executive officer or person nominated to become a director or executive of the Company has ever:

               1) Filed a bankruptcy petition by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or with two years prior to that time;

               2) Had any conviction in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

              3) Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

              4) Been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

ITEM 6. EXECUTIVE COMPENSATION.
The following table sets forth the Executive compensation currently receiving
compensation from Green Dolphin Corporation.   It  does not have any pension,
profit-sharing, stock bonus, or other benefit plans. Such plans may be adopted in the future at the discretion of the Board of Directors.

                                                          Restricted
Name               Year        Salary      Bonus          Stock awarded
Principal
Position

Nicholas Plessas      1999     41,600.     0              6,685,000
President/CEO
Director

Thomas J. Rowen       1999     39,000.     0              1,000,000
Vice President
Secretary
Director

Maxwell Labrooy       1999     36,400      0                300,000
Vice President

William P. Kefalas    1999      5,000      5%of             150,000
Director                                   gross sales

Dr. Adolph Hochstim   1999      5,000      0                100,000
Director                        100/hr*

Robert J. McDonald    1999          0      0                150,000
Director

* Dr. Hochstim receives an additional $100.00 per hour for consulting the company when needed.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In February 2000 the Company issued 11,000,000 common shares in stock for stock exchange wherein the company exchange 11,000,000 shares of its common stock for 513,060 shares of Green Dolphin Corporation, a Nevada corporation.

ITEM 8.  DESCRIPTION OF SECURITIES.

The aggregate number of shares which the Company shall be authorized to issue is 100,000,000 shares of non-assessable voting common stock having par value of $0.001 per share. All stock of the Company shall be of the same class common and shall have the same rights and preferences, fully paid stock of this Company shall not be liable to any further call or assessment.
The holders of the Company common stock are entitled to one vote per share in each matter submitted to vote at any meeting of shareholders. Share of common stock do not carry cumulative voting rights.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND  OTHER SHAREHOLDER MATTERS.

The Company's common stock is currently trading on the over the counter market under the symbol of GDLS and has been trading at a per share price of $.03 per share.

ITEM 2. LEGAL PROCEEDINGS.

To the best of the Company's knowledge it is not a party to any pending legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The company knows of no changes in or disagreements with accountants on accounting and financial disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

Beginning on or about May 1, 2000 the company undertook actions to offer and sell 8,000,000 of its common shares at an offering price of $.02 per share for total gross consideration of $200,000. Sale of the shares was completed prior to June 28, 2000. These shares were not registered under the Securities Act of 1933 but were offered in reliance on the exemption from registration provided by § 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The shares sold on this offering have been issued as unrestricted securities and, on June 30, 2000, certificates representing these shares were issued without restrictive legends in specific reliance on paragraph (b)(1)(iii) of Rule 504 which provides that the restrictions related to manner of offering found in paragraph (c) of Rule 502 and the provision imposing limitations on resale found in paragraph (d) of Rule 502 do not apply to offers and sales made exclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in 230.501(a). Reliance on this provision is based on the following facts. (1) Measures were taken to insure that offers and sales were made only to accredited investors. (2) The Company filed a Notice of Filing to claim an exemption under
 Section 203(t) of the Pennsylvania Act which exempts sales solely to accredited investors from the registration provisions of the Pennsylvania Act and permits general advertising and solicitation of offers to purchase securities directed exclusively to accredited investors. The Pennsylvania
Form E became effective prior to the first offering of shares in Pennsylvania. (3) The Company believes the offer and sale of these securities met all the provisions of that exemption.

     These shares were sold exclusively through the efforts of the President of the Company and no underwriters or selling agents were engaged in connection with the offering. No underwriting discounts or sales commissions were paid in connection with the sale of the shares.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation no not provide for any indemnification, but the by-laws provide the following indemnification:

Indemnification

The Corporation shall, to the fullest extent permitted by the laws of the state of incorporation, indemnify any and all persons whom it shall have power to indemnify against any and all of the costs, expenses, liabilities or other matters incurred by them by reason of having been officers or directors of the Corporation, any subsidiary of the Corporation or of any other corporation for which he acted as officer or director at the request of the Corporation.

                                             PART F/S

                       GREEN DOLPHIN SYSTEMS CORPORATION

                              FINANCIAL STATEMENTS

                                 JUNE 30, 2000


CONTENTS                                                       PAGE

NOTICE TO READER                                                1

FINANCIAL STATEMENTS

     Balance Sheet                                              2

     Statement of Income and Accumulated Deficit                3

     Statement of Stockholders' Equity                          4

     Notes to the Financial Statement                           5-6

     Statement of Income for the Current Quarter                7


                        REVIEW ENGAGEMENT REPORT


To the directors
Green Dolphin Systems Corporation

    We have reviewed the balance sheet of GREEN DOLPHIN SYSTEMS CORPORATION. as at June 30, 2000 and the statements of income and deficit, and changes in stockholders position, for the six months then ended. Our review was made in accordance with generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures, and discussion related to information supplied to us by managment.
    A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

    Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with generally accepted accounting principles.

                                                   /s/Wood Pelton
Peterborough, Ontario                              Wood, Pelton
August 15, 2000                                    Chartered Accountants

                  GREEN DOLPHIN SYSTEMS CORPORATION
                              BALANCE SHEET
                          AS AT JUNE 30, 2000

ASSETS                                           2000            1999
Current
     Cash                                     $12,710            $-
     Accounts receivable                       35,248             -
     Inventory                                 13,371             -
     Prepaid expenses                           1,650             -
                                                ______            ______
                                                62,979            -
                                                ------            ------
Capital
     Shop equipment                             9,266             -
     Office furniture and equipment             1,558             -
                                                ------            ------

                                               10,824             -
          Less: Accumulated amortization        1,082             -
                                                ______            ______
                                                9,742             -
                                                ______            ______

Other Assets
     Due from related company (note 4)         24,335             -
     Trademarks and copyrights
      (net of amortization)                   276,664             150
                                                ______            ______
                                              300,999             150
                                                ______            ______
                                             $373,720            $150
                                             =========            ======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
   Accounts payable and accured liabilities  $  5,778            $-
   Long-term debt due in one year              56,899             -
                                             --------            --------
                                               62,677             -
Long-term
     Long term debt, less current
      portion (Note 2)                        100,000             -
     Due to related companies (Note 4)              -             150
                                              -------            --------
                                              162,677             150
                                              -------            --------

Shareholders' equity
     Share capital (Note 5)                    11,513             -
     Paid in capital                          194,077             -
     Retained Earnings                          5,453             -
                                              -------            --------
                                              211,043
-
                                              -------            --------
                                             $373,720            $ 150
                                             ========            ========

The accompanying notes are an integral part of these interim financial statements
                                       2

                        GREEN DOLPHIN SYSTEM CORPORATION
                         STATEMENT OF INCOME AND DEFICIT
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000


                                                2000      1999
Sales                                         $ 255,262   $-

Cost of Sales                                 $ 101,506   $-

Gross margin                                    153,756    -
                                                -------    -------
Expenses
     Rent                                        11,718    -
     Contract services                           49,986    -
     Bank charges and interest                      466    -
     Office expense                               1,308    -
     Telephone                                    2,504    -
     Utilities                                    1,082    -
     Licenses and fee                             1,810    -
     Equipment costs                              1,201    -
     Advertising and promotion                    8,552    -
     Travel and entertainment                       862    -
     Professional fees                              210    -
     Leasing costs                                  979    -
     Amortization and depreciation               11,085    -
                                                --------   --------
                                                 91,763    -
                                                --------   --------
Net income                                       61,993    -

Deficit, beginning of period                    (56,540)   -
                                                --------   --------
Deficit, end of period                          $ 5,453   $-
                                                ========   ========



The accompanying notes are an integral part of these interim financial
statements                     3


                      GREEN DOLPHIN SYSTEMS CORPORATION
                      STATEMENT OF STOCKHOLDERS' EQUITY
                     FOR THE PERIOD ENDED JUNE 30, 2000

                                          Additional
                        Common Stock       Paid-in     Retained
                      Shares    Amount     Capital     Earnings   Total
Balance
January 1, 2000      11,513,060  $11,513   $ 194,077  $ (56,540)  $ 149,050

Net income
for period              -              -          -      61,993
61,993

Balance
June 30, 2000        11,513,060  $11,513   $194,077   $   5,453   $ 211,043

The accompanying notes are an integral part of these interim financial statements

                                        4

                  GREEN DOLPHIN SYSTEMS CORPORATION
                  NOTES TO THE FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDING JUNE 30, 2000


1.Significant accounting policies

Inventories

Inventories are stated at the lower of cost (first-in, first-our method) or market.

Capital assets and amortization

Fixed assets are recorded at cost. Amortization of the equipment is recorded using the straight line method at 20% annually.

Upon disposal of an asset the gain or los (if significant) is included in the computation of net income for the year and the respective cost and accumulated amortization are removed from the accounts.

Trademarks and copyrights

Trademarks and copyrights are recorded at cost and being amortized on a straight-line basis over a period of fifteen years.

2 Long-term debt

The long-term debt consists of an amount due to Penta Deltex Ltd. pursuant to an agreement dated April 21, 1999, whereby the Company agreed to pay $300,000 for the exclusive rights to proprietary assets owned by Penta Deltex Ltd.
The debt bears no interest and is unsecured.

The debt is scheduled to be repaid as follows:

               2000           56,899
               2001          100,000

While the debt is scheduled to be repaid, repayment will be dictated by the availability of cash.

2.Commitments

The company leases its administrative and warehouse space under an operating lease expiring on November 30, 2004. The annual future minimum lease payments under the non-cancelable operating lease are as follows:

               2001      $ 30,500
               2002        30,500
               2003        30,500
               2004        31,130
               2005        27,958

3.Amounts due to or from related company

Amounts due to and from the related company are unsecured, bear no interest and have no specific terms of repayment.

4.Amounts due to or from related company
Amounts due to and from the related company are unsecured, bear no interest and have no specific terms of repayment.

5. Share capital                                    2000         1999
Authorized-unlimited number of common shares
Issued-11,513,060 common shares                   $11,513        $   -

In addition to the issued common stock, the company has obtained equity investment of $194,077, which will be converted to common stock.

6. Organization and comparative amounts

Green Dolphin Systems Corporation (the company) was organized under the laws of the state of Nevada on January 12, 1999. The financial statements report comparative amounts in the Balance Sheet as at March 30, 1999, and the results of operations for the period ending March 31, 1999. Inasmuch the company did not commence operating until May 1999, there were no operations to report on in the comparative period.

                    GREEN DOLPHIN SYSTEMS CORPORATION
                     STATEMENT OF INCOME AND DEFICIT
                  FOR THE SIX MONTHS ENDED JUNE 30, 2000

                                   Second            YTD      YTD
                                   Quarter
                                   2000             2000      1999
Sales                              $101,692      $255,262      -
Cost of Sales                        15,167       101,506      -
                                    -------      --------      -------
Gross Margin                         86,525       153,756      -
                                    -------      --------      -------
Expenses
Rent                                  8,418        11,718      -
Contract services                    49,566        49,986      -
Bank charges and interest               283           466      -
Office Expense                          831         1,308      -
Telephone                             1,423         2,504      -
Utilities                               330         1,082      -
Licenses and fees                         -         1,810      -
Equipment costs                         408         1,201      -
Advertising and promotion             6,597         8,552      -
Travel and entertainment                311           862      -
Professional fees                         -           210      -
Leasing costs                           862           979      -
Amortization and depreciation         5,541        11,085      -
                                    --------      --------     --------
                                     74,570        91,763      -
                                    --------      --------     --------
Net income                           11,955        61,993      -
                                    =======      =======      =======

               Green Dolphin Systems Corporation

               Audited Financial Statements

            For the year ended December 31, 1999

          GREEN DOLPHIN SYSTEMS CORPORATION


               TABLE OF CONTENTS


Report of Independent Auditor                      1
Balance Sheet                                      2
Statement of Income and Retained Earnings          3
Statement of Stockholders Equity                   4
Statement of Cash Flows                            5
Notes to Financial Statements                      6-8

                                 Aaron Stein
                      Certified Public Accountant
                         981 Allen Lane, PO Box 315
                          Woodmere, NY  11598
                                 516-569-0520


Board of Directors
Green Dolphin Systems Corporation
Carson City, Nevada


I have audited the accompanying balance sheet of Green Dolphin Systems Corporation (a Nevada corporation) as of December 31, 1999 and the related statements of income and cash flows for the period from inception ( January 12, 1999) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Dolphin Systems Corporation as of December 31, 1999, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.


Aaron Stein
Cedarhurst, New York
February 10, 2000

               Green Dolphin Systems Corporation
                    BALANCE SHEET
                    DECEMBER 31, 1999


     ASSETS

     Current assets:
     Cash                                       $ 6,930
     Inventories                                  3,831

     Total current assets                                      $10,761

     Fixed assets:
     Manufacturing equipment                      9,633
     Less: accumulated depreciation                 -            9,633

     Other assets:
     Trademarks and copyrights net
       of amortization of                       286,867
     Prepaid expenses                             1,650     288,317

                                                           $308,711

     LIABILITIES AND STOCKHOLDERS' EQUITY

     Current liabilities:
     Current portion of long-term debt                      $56,899

     Longterm liabilities:
     Long-term debt, less current portion      $100,000
     Accounts payable                             2,762     102,762

     Stockholders' equity:
     Common stock, $.001 par value,
     100,000,000 shares
     authorized, 11,513,060
     issued and outstanding                      11,513

     Additional paid-in-capital                 194,077

     Accumulated deficit                        (56,540)

     Total stockholders' equity                 149,050
                                                          $ 308,711




See accompanying notes to financial statements
2

GREEN DOLPHIN SYSTEMS CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE PERIOD FROM JANUARY 12,1999 (DATE OF INCEPTION)
TO DECEMBER 31, 1999


     Net sales                                          471,539

     Cost of sales                                      273,528
     Grow profit                                        198,011

     Selling, general and
     administrative expenses                            241,218

     Loss before Depreciation and Amortization          (43,207)

     Depreciation and amortization                       13,333

     Net loss                                           (56,540)

     Retained earnings, beginning                             -

     Retained deficit, ending                          $(56,540)


     Loss per share of common stock                   (0.0049)



See accompanying notes to financial statements
3

GREEN DOLPHIN SYSTEMS CORPORATION
STATEMENT OF STOCKHOLDERS' EQUITY





                        Additional
               Common     Stock     Paid-in     Retained
               Shares     Amount     Capital     Earnings     Total



Issuance of
common stock     11,513,060     $11,513     $194,077     $ -     $205,590

Net loss                -            -         -       (56,540)   (56,540)


Balance at
December 31,
1999         11,513,060     $11,513     $194,077     $(58,5422     $149,050



See accompanying notes to financial statements
4

GREEN DOLPHIN CORPORATION
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 12,1999 (DATE OF INCEPTION)
TO DECEMBER 31, 1999


     Cash flow from operating activities:

     Net loss                                             $ (56,540)

     Adjustments to reconcile net loss to not cash provided by operating activities:

     Depreciation and amortization                           13,333

     Changes in operating assets and liabilities:
     Increase in Inventory                                   (3,831)
     Increase In prepaid expense
     Increase in accounts payable                             2,762

     Net cash used in operating activities

     Cash flows Investing activities:

     Investment In trademarks and copyrights               (300,000)
     Purchase of equipment                                   (9,633)

     Net cash used in investments                          (309,633)

     Cash flora from financing activities:

     Long-term debt                                         156,899
     Sale of common stock                                   205,590

     Net cash provided by financing activities              362,489

     Net increase In cash                                    $6,930






See accompanying notes to financial statements
5

     GREEN DOLPHIN SYSTEMS CORPORATION
     NOTES TO FINANCIAL STATEMENTS

NOTE 1: Organization, Business and-Significant Accounting Policies Organization Green Dolphin Systems Corporation (the "Company") was organized under the laws of the state of Nevada on January 12, 1999. The Company conducts its business from its offices in Powell Tennessee.

Business
The Company is in the business of selling and marketing products and equipment pursuant to an agreement dated April 21, 1999 with Penta Deltex Ltd. (hereinafter " Penta", a Company incorporated under the laws of the Dominion
of Canada).   The agreement provides for the exclusive rights to sell and market those products which Penta owns the worldwide rights to under the tradenames and trademarks 'Green Dolphin", "Fire Safe", "Fire Poly", "Protection Plug" and such other tradenames, trademarks and logos as are now or subsequently designed by Penta which the Company has acquired the rights to in the United States,

Significant accounting policies

Comprehensive Income - The Financial Accounting Standards Board has issued FASB Statement No. 130 Reporting Comprehetisive Income effective for fiscal years beginning after December 31, 1997. Since the Company has no items of "other comprehensive income" for the year ended December 31, 1999 Statement No. 130 does not apply for this period, Fixed Assets - Manufacturing equipment is recorded at cost. Depreciation is computed using the straight-line -method over the estimated useful lives of the assets, five (5) years. Depreciation for the year ended December 31, 1999 has not been recorded since the equipment was not completely in service.

Income Taxes - The Company accounts for income taxes under Statement of Financial Accounting Standards 109, Accountitzg for Income Taxey. Statement 109 requires the Company to account for income taxes under asset and liability method that recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the tax and financial reporting bases of certain assets and liabilities.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates,

     GREEN DOLPHIN SYSTEMS CORPORATION
     NOTES FINANCIAL STATEMENTS


NOTE 1: Organization, Business and Significant Accounting Policies -
(Continued)

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market.

Trademarks and Copyrights - Amortization is computed on a straightline basis over a period of fifteen (15) years.

Computation of loss per share - Net loss per share is based upon the weighted average number of shares of common equivalent shares consisting of options (using the treasury stock method) outstanding for the period presented, Common equivalents shares are not considered if the result would be anti-dilutive.
Note 2: Income.  Taxes

There is no provision for federal. state or local income taxes for the period ending December 31, 1999, since the Company has incurred an operating loss. The Company has fully reserved the net potential future tax benefit of the deferred tax asset arising from the temporary difference of the net operating loss.

The tax effect of the temporary difference as of December 31, 1999 is as follows.

Deferred tax asset,
Net operating loss $74,644 Valuation allowance 76,644

As of December 31, 1999, the Company has an unused net operating loss carryforward of $219,540 available for income tax purposes, The unused net operating loss carry forward expires by the year 2014.

NOTE 4; Long - Term Debt

The long-term debt consists of an amount due to Penta Deltex Ltd, pursuant to an agreement dated April 21, 1999 whereby the Company agreed to pay $300,000 for the exclusive rights to proprietary assets owned by Penta.

Future maturities of long-term debt are as follows:

Year ended December 31, 2000                  $56,899
2001                                          100,000
Total maturities of long-term debt            156,899
Less current maturities                        56,899
Total long-term debt

     GREEN DOLPHIN SYSTEMS CORPORATION
     NOTES TO FINANCIAL STATEMENTS


NOTE 5; Commitment

The Company leases its administrative and warehouse space under an operating lease expiring on November 30, 2004.

The annual future minimum lease payments under non-cancelable operating lease as of December 31, 1999 are;

2000      $28,770
2001       33,960
2002       33,960
2003       33,960
2004       31,130

Total Minimum Rental Payments

NOTE 6; Subsequent Event
The Company entered into a plan and agreement of reorganization with Traveler's Infocenter, Inc., a Delaware corporation whose name will be changed to Green Dolphin Systems Corporation (hereinafter referred to as "Green Dolphin Public" or Public) on February 28, 2000,

As consideration for the reorganization, Public will effectuate a one (1) share for ten (10) share reverse split of the 5,130,600 outstanding common shares thereof which are presently outstanding to 513,600 such shares without changing the par value thereof

The stockholders of the Company will exchange One hundred percent (100%) of the issued and outstanding shares for Eleven Million (I 1,000,000) common shares of Public post reverse split common stock.


                        TRAVELERS INFOCENTER INC
                           FINANCIAL STATEMENTS



Board of Directors
Traveler's Infocenter, Inc,
Wilmington, Delaware


I have audited the accompanying balance sheet of Traveler's Infocenter, Inc. (a Delaware corporation) as of December 31, 1999 and 1998, and the related statements of income and cash flows for the years then ended, These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards.
Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Traveler's Infocenter, Inc. as of December 31, 1999 and 1998, and the results of its operations and cash flows for the Years then end4 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern- As discussed in Note 3 to the financial statements, the Company's recurring losses and limited capital resources raise substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Aaron Stein
Cedarhurst, New York
February 10, 2000

                                                    December 31,
                                                 1999          1998


ASSETS


Current assets:                                  $               $

Total Attses                                     $               $


LIABILITIES AND STOCKHOLDERS- EQUITY


Stockholders, equity:
Common stock. $.001 par value,
     15,000,000 shares authorized,
     5,130,600 issued and outstanding             $ 51,306         351,306

     Additional paid-in-capital                  1,221,794       1,221,794

     Accumulated deficit                        (1,273,100)     (1,273,100)

     Total stockholders' equity                         -               -
                                                        -               -


See accompanying notes to financial statements
2


                     TRAVELER'S INFOCENTER INC.
            STATEMENTS OF INCOME AND RETAINED EARNINGS


                                                    December 31,
                                                 1999          1998


     Net sales                                    -           $23,187

     Selling, general and
     administrative expenses                       -          314,953

     LM from operations                            -         (291,766)

     Accumulated deficit, beginning        (1,273,100)       (981,334)

     Accumulated deficit, ending           (1,273,100)     (1,273,100)

     Loss per share of common stock            $0.00         $(0.0569)



See accompanying notes to financial statements
3

TRAVELER'S INFOCENTER, INC.
STATEMENTS OF CASH FLOWS


                                                    December 31,
                                                 1999          1998


Cash flows from operating Activities

     Net loss                                       -         (291,766)

    Adjustments to reconcile net loss to
     Net cash used by operating activites:

      Changes in operating assets and liabilites:
       Payroll tax liabilities                       -          (6,617)

Cash flows from investing activities:
   Write-off of impaired assets                      -         226,106

Net decrease in cash                                 -         (72,177)

Cash, beginning of year                               -         72,177
Cash, end of year                                      -             -


See accompanying notes to financial statements
4





     TRAVELER'S INFOCENTER, INC.
     NOTES TO FINANCIAL STATEMENTS

Note 1: Organization, Business, and Significant Accounting Polices Organization Traveler's Infocenter, Inc. (the "Company") was organized, under the laws of the state of Delaware, pursuant to Sections 242 and 245 of the Delaware General Corporation Law, on August 24, 1995,

Business

The Company was engaged in the business of helping to unite hotel guests with quality travel related services. During 1998 the Company (;eased business operations

Significant accounting policies

Income Taxes - The Company accounts for income taxes under Statement of Financial Accounting Standards 109, Accounting for Income Taxes. Statement 109 requires the Company to account for income taxes under an asset and liability method that recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the tax and financial reporting bases of certain assets and liabilities.

Comprehensive Income - The Financial Accounting Standards Board has issued FASB Statement No, 130 Reporting Comprehensive Income effective for fiscal years beginning after December 31, 1997. Since the Company has no items of "other comprehensive income" for the years ended December 31, 1998 and 1998, Statement No. 130 does not apply for this period.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period, Actual results could differ from those estimates.

Impaired Assets - The Company has written - off those assets which in its opinion it considers impaired, consisting of fixed assets of $211,256 and organization costs of $14,850.

Computation of Loss Per Share - Net loss per share is based upon the weighted average number of shares of common equivalent shares consisting of options (using the treasury stock method) outstanding for each of the periods presented, Common equivalents shares are not considered if the result would be anti-dilutive.

     5

                       TRAVELER' S INFOCENTER, INC.
                       NOTES TO FINANCIAL STATEMENTS

NOTE 2: Income Taxes

There is no provision for federal, state or local income taxes for the period ending December 31, 1999, since the Company has incurred an operating loss, The Company has fully reserved the net potential future tax benefit of the deferred tax asset arising from the temporary difference of the net operating loss carryforward,

The tax effect of the temporary difference as of December 31, 1999 is as follows.
Deferred tax asset:
Net operating loss  $430,049
Valuation allowance $430,039

As of December 31, 1999, the Company has unused net operating loss carryforward of $1,264,850 available for income tax purposes, The unused net operating loss carryforward expires by the year 2009,

NOTE 3: Going Concern Consideration

The Company has a very limited operating history The accompanying financial statements have been prepared assuming that the Company will continue and has had losses since inception. The Company's lack of financial resources and liquidity at December 31, 1999 raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company has been dependent upon raising debt and equity funding to remain in existence as a going concern. Its continued existence is also dependent on equity funding.

NOTE 4.- Subsequent Event

With respect to the Company's going concern considerations, on February 28, 2000 the Company entered into a plan and agreement of reorganization to exchange its voting stock for stock in and of Green Dolphin Systems Corporation a Nevada Corporation (hereinafter referred to as "Green Dolphin Private" or Private). The Company will change its name to Green Dolphin Systems Corporation (hereinafter referred to as "Green Dolphin Public" or Public),

As consideration for the reorganization, Public will effectuate a one (1) share for ten (10) share reverse split of the 5,130,600 outstanding common shares thereof which are presently outstanding to 5 1 3,600 such shares without changing the par value thereof The stockholders of private will sell and convey to Public all of their right, title, and interest in and to One hundred percent (1001/o) of the issued and outstanding shares of Private for Eleven Million (I 1,000,000) common shares of Public post reverse split common stock.

6

                       TRAVELER'S INFOCENTER, INC.
                         PRO FORMA BALANCE SHEET

The following pro forma balance sheet has been derived from the balance sheet of Travelers Infocenter, Inc. at December 31, 1999 and adjusts such information to give effect to the Reorganization as if the Reorganization had occurred at Dec-ember 31, 1999, The pro forma balance sheet is presented for international purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated at December 31, 1999. The pro forma balance sheet should be read In conjunction with the notes thereto.

                                       December 31, 1999
                            Travelers        Green
                        Infocenter, Inc. Dolphin Adjustments ProForma Current assets:
Cash                     $     -          $ 6,930     $    -        $ 6,930
Inventories                                 3,831          -          3,83l

Fixed Assets:
Manufacturing equipment        -            9,633          -          9,633

Other assets:
Trademarks and
 Copyrights - net              -          286,667          -        286,667
Prepaid expenses               -            1,650          -          1,550
                               -        $$308,711          -       $308,711



LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities-
Current portion of
 long-term debt        $      -          $ 56,899      $   -      $  56,899

Long-term liabilities:
Long-term debt,
 less current portion         -           100,000          -        100,000
Accounts payable              -             2,762          -          2,762

Stockholders' equity:
Common stock            51,306            11,513       $ 52,317      115,136
Additional paid
  in capital         1,221,794           194,077     (1,325,417)      90,454
Accumulated deficit (1,273,100)          (56,640)     1,273,100      (56,540)

                     $                  $308,711    $               $308,711


     See accompanying notes to pro forma Balance Sheet

     TRAVELER'S INFOCENTER, INC.
     PRO FORMA STATEMENT OF OPERATIONS

The following unaudited pro forma statements of operations have been derived from the Statements of operations of Travelers Infocenter, Inc. for the year ended December 31, 1999 and adjusts such information to give effect to the Reorganization as if the Reorganization had occurred on January 1, 1999. The pro forma statements of operations are presented for informational purposes only and do not purport to be indicative of the results of operations that actually would have resulted if the Reorganization had been consummated on January 1, 1999 nor which may result from future operations. The pro forma Statement of Operations should be read in conjunction with the notes thereto.


                                       December 31, 1999
                            Travelers        Green
                        Infocenter, Inc.   Dolphin   Adjustments   ProForma


Net sales                 $              $471,539    $            $471,539

Operating costs and expenses:
Cost of sales                             273,528                  273,528

Selling, general and
administrative expenses                   241,218                  241,218

Loss before depreciation
and amortization                          (43,207)                 (43,207)

Depreciation and amortization              13,333                    13,333

Net loss                   $-           $ (56,540)   $            $ (56,540)


     See accompanying notes to pro forma Statement of Operations

     TRAVELERS INFOCENTER, INC.
     NOTES TO PRO FORMA BALANCE SHEET

(1) Adjustment to reflect the one (1) share for ten (10) share reverse split of the 5,130,600 outstanding common shares to 513,600 and the issuance of eleven million common shares of post reverse split common stock in exchange for one hundred percent (100%) of the issued and outstanding stock of Green Dolphin Systems Corporation, a Nevada corporation pursuant to a Plan and Agreement of Reorganization dated February 28, 2000.

PART III
Item 1.  Index to Exhibits

3.i        Articles of Incorporation
3.ii       Amended & Restated Articles
3.iii      Certificate of Amendments
10.ii      Plan and Agreement of Reorganization

SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GREEN DOLPHIN SYSTEMS CORPORATION


Date: September 27, 2000
                                           By:/s/ Nicholas Plessas
                                           Nicholas Plessas, President